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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           U.S. PHYSICAL THERAPY, INC.
                       (Name of Subject Company (Issuer))

                           U.S. PHYSICAL THERAPY, INC.
                        (Name of Filing Person (Issuer))

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   90337L-10-8
                      (CUSIP Number of Class of Securities)

                                J. MICHAEL MULLIN
                             CHIEF FINANCIAL OFFICER
                           U.S. PHYSICAL THERAPY, INC.
                         3040 POST OAK BLVD., SUITE 222
                              HOUSTON, TEXAS 77056
                                 (713) 297-7000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a Copy to:
                            GEORGE P. BARSNESS, ESQ.
                          JOSEPH G. CONNOLLY, JR., ESQ.
                             HOGAN & HARTSON L.L.P.
                              555 13TH STREET, N.W.
                             WASHINGTON, D.C. 20007
                                 (202) 637-5600

                            CALCULATION OF FILING FEE

              TRANSACTION VALUATION                                           AMOUNT OF FILING FEE*
              ---------------------                                           ---------------------

*  Pursuant to General Instruction D to Schedule TO, no filing fee is required.

[ ]Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                                      Filing Party: N/A
                        ---                                                    ---
Form or Registration No.: N/A                                    Date Filed: N/A
                          ---                                                ---

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.              [ ] going-private transaction subject to Rule 13e-3.
[ ] issuer tender offer subject to Rule 13e-4.                   [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

                                     - 1 -
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         This Tender Offer Statement on Schedule TO relates to the offer by U.S.
Physical Therapy, Inc., a Nevada corporation ("U.S. Physical Therapy"), to purchase up to 500,000 shares of U.S. Physical Therapy's common stock, $.01 par value per share, at a price per share of $11.00, net to the seller in cash. This Schedule TO is intended to satisfy the reporting requirements of Rule
13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

ITEM 12.  EXHIBITS.

         (a)(5)(A) Text of Press Release issued by U.S. Physical Therapy, Inc., dated June 30, 2000.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                U.S. PHYSICAL THERAPY, INC.

                                                By:          *
                                                    ----------------------------
                                                Name:
                                                Title:

Dated:

*  Pursuant to General Instruction D to Schedule TO, no signature is required.

                                  EXHIBIT INDEX

   Exhibit No.                      Description
   -----------                      -----------

   (a)(5)(A) Text of Press Release issued by U.S. Physical Therapy, Inc., dated June 30, 2000.